UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 000-24027

NXT Energy Solutions Inc.
(Translation of registrant's name into English)

Suite 302

3320 - 17th Avenue SW

Calgary, Alberta, Canada, T3E 0B4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

The Issuer is filing material documents not previously filed.

Exhibit List:

99.1	Audited Consolidated Financial Statements For the year ended December 31, 2023
99.2	Management’s Discussion and Analysis (“MD&A”) For the year ended December 31, 2023
99.3	Annual Information form for the year ended December 31, 2023
99.4	Certification Of Interim Filings CEO
99.5	Certification Of Interim Filings CFO
99.6	AB Form 13-501F1 (Class 1 and 3B Reporting Issuers - Participation Fee)
99.7	On From 13-502F2 (Class and 3B Reporting Issuer - Participation Fee)

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXT Energy Solutions Inc.
(Registrant)

Date: March 27,2024	/s/ Eugene Woychyshyn
Eugene Woychyshyn
Vice President of Finance & CFO

3